Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

October 29, 2024

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2449

Floating Rate & Dividend Growth Portfolio, Series 31

File Nos. 333-282242 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2449, filed on September 20, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 31 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Rather than providing an open-ended list of potential investments in the Principal Investment Strategy section, please disclose concretely the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments at the date of deposit (e.g., language to the effect that “the Trust may invest in x, y and z. As of the date of deposit, the Trust will primarily/principally invest in x and y.”). Please also ensure that the Principal Risk section only covers risks associated with the trust’s actual principal investments at the date of deposit.

Response: Once the portfolio is selected, disclosure will be added that states the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled Principal Risks will be revised to match this list, as appropriate.

Investment Summary — Principal Risks

2. The Commission notes the following disclosure set forth on Page 7 under the Principal Risks section:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.

Please add to the risk disclosure to reflect the risk of ETFs trading at a premium to their NAV (e.g., the trust will pay more than the ETFs NAV) or, alternatively, explain why it would not be appropriate to do so.

Response: In response to the comment, the referenced disclosure has been revised as follows:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a premium, the trust will receive a price that is more than the ETF’s net asset value. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. (Emphasis added)

Exhibits

3. The Commission notes Exhibit 6.0 (relating to Powers of Attorney) in the list of exhibits. Please file a new Powers of Attorney as an exhibit in the next S-6 for the trust (see Rule 483(b) of the Investment Company Act of 1940).

Response: Powers of attorney executed within the last six months will be filed with, or incorporated by reference into, the next S-6 for the trust.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren